Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 18 DATED JULY 14, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 16 dated June 25, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 17 dated July 3, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	a recent real property investment and debt.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of July 11, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 8.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $88.5 million (including shares issued pursuant to our distribution reinvestment plan). We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of July 11, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of July 11, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 11 properties, located in nine states, consisting of approximately 2.7 million gross rentable square feet of corporate office and industrial space. We acquired one property between July 1, 2014 and July 11, 2014, which is listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Wyle CAS Group Office — Huntsville, AL	Manufacturing	1	CAS, Inc.	120,000	$23,050,000
The following information supplements, and should be read in conjunction with, the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 112 of the prospectus, as supplemented to date.

Real Property Investments
As of July 11, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 11 properties, located in nine states, consisting of approximately 2.7 million gross rentable square feet of corporate office and industrial space. We acquired one property, listed below, between July 1, 2014 and July 11, 2014, which was acquired through the use of proceeds from our initial public offering and borrowings from our revolving credit facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Wyle CAS Group Office — Huntsville, AL	July 9, 2014	2013	$23,050,000	$461,000	8.32%	9.34%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the tenant at the property listed above:

Property	Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Base Rent per Square Foot (2)	Lease Term (3)
Wyle CAS Group Office — Huntsville, AL	CAS, Inc.	120,000	100%	2/5 yr.	$1,918,800	(4)	$15.99	7/9/2014	–	8/31/2023

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	The annual base rent under the lease increases every year by 2.5% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of July 11, 2014 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	3	963,791	6,129,854	32%
2024	3	807,090	2,766,528	15%
Thereafter	5	883,573	10,021,139	53%
	11	2,654,454	$18,917,521	100%

Depreciable Tax Basis
For federal income tax purposes, the depreciable basis in the property described in this prospectus supplement is approximately $18.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any significant renovations, improvements or development of the property described in this prospectus supplement that would be an additional cost to us, and we believe the property described in this prospectus supplement is adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Debt
Revolving Credit Facility
On July 8, 2014, our operating partnership entered into a second modification and lender joinder agreement to the Credit Agreement (the Modification Agreement) with JPMorgan Chase, as administrative agent, and U.S. Bank National Association, as a new lender and documentation agent, replacing JPMorgan Chase as documentation agent, in order to increase the maximum principal amount of the Credit Facility (the Amended Credit Facility) to $150.0 million in revolving loans (the Amended Revolving Loans).
The Modification Agreement further specified that when the Amended Credit Facility is converted to an unsecured revolving credit facility, the Amended Revolving Loans will bear interest at rates depending upon the type of loan specified by our operating partnership. The Eurodollar Applicable Rate is based upon the overall leverage ratio, generally defined in the Credit Agreement as the total consolidated outstanding indebtedness of our company divided by the total consolidated asset value of our company and further modified in the Modification Agreement (the Amended Leverage Ratio), and will range from 1.70% at an Amended Leverage Ratio of 40.0% or less to 2.75% at an Amended Leverage Ratio greater than 65.0%. The Base Rate Applicable Rate will be based upon the Amended Leverage Ratio and range from 0.70% at an Amended Leverage Ratio of 40.0% or less to 1.75% at an Amended Leverage Ratio greater than 65.0%.
As of July 11, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties allowed for total borrowings of $150.0 million and the amount outstanding under the Amended Credit Facility was approximately $146.8 million.
Series C Loan
As of July 11, 2014, we had $28.0 million outstanding under the Amended Series C Loan.

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